United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: November 11, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, November 11, 2008	www.gruma.com

GRUMA S.A.B. de C.V. Rating Lowered To 'B+'
And Kept On CreditWatch Negative

On November 11, 2008. Standard & Poor's Ratings Services lowered its long-term corporate credit rating on GRUMA S.A.B. de C.V. (Gruma) and its rating on Gruma's $300 million perpetual bonds to 'B+' from 'BB' and left the ratings on CreditWatch with negative implications, meaning that we could lower or affirm the ratings following the completion of our review.

''The downgrade reflects our perception that Gruma's leverage will increase as a result of the likely unwinding of its derivative positions and that its liquidity will tighten. As of Sept. 30, 2008, Gruma had $62 million in cash and about $50 million in committed credit lines. Debt maturities total $58 million in the fourth quarter of 2008 and approximately $90 million in 2009. We expect cash levels to remain relatively low and free cash flow generation to be limited by interest payments on additional indebtedness. Additional sources of liquidity are the company's flexibility to reduce its capital expenditures and the Banco Mercantil del Norte S.A. (BBB-/Stable/A-3) shares it owns.''

''On Oct. 13, 2008, we downgraded Gruma to 'BB' from 'BBB-' based on our perception that Gruma's financial policy became more aggressive, as evidenced by its continued use of derivative instruments, which resulted in significant noncash losses. On Oct. 28, 2008, the company reported mark-to-market losses of $788 million on open foreign exchange derivative instruments with several counterparties. In addition, it reported that it had reached an agreement to close its derivatives positions with the only counterparty entitled to make margin calls. Gruma is expected to pay this settlement by Nov. 25, 2008. The current rating incorporates our expectation that the company will achieve a resolution with the other counterparties to close its remaining derivative positions.''

CreditWatch
''The ratings remain on CreditWatch because an important part of the company's foreign exchange derivative positions are still open and subject to fluctuations in the currency markets. We will resolve the CreditWatch listing once we have more information on which derivative positions Gruma will unwind, how it will fund the resources necessary to do so, and the effect this will have on its liquidity, financial performance, and capital structure.''

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.